

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

May 17, 2023

Ding-Shin Chang
President and Chief Executive Officer
Phoenix Rising Companies
641 10th Street
Cedartown, Georgia 30125

Re: Phoenix Rising Companies
Form 10-K for Fiscal Year Ended December 31, 2021
Filed March 31, 2022
File No. 000-55319

Dear Ding-Shin Chang:

We issued comments on the above captioned filing on April 5, 2023. On April 26, 2023, we issued a follow-up letter informing you that those comments remained outstanding and unresolved, and absent a substantive response, we would act consistent with our obligations under the federal securities laws.

As you have not provided a substantive response, we are terminating our review and will take further steps as we deem appropriate. These steps include releasing publicly, through the agency's EDGAR system, all correspondence, including this letter, relating to the review of your filing, consistent with the staff's decision to publicly release comment and response letters relating to disclosure filings it has reviewed.

Please contact Scott Anderegg at 202-551-3342 or Cara Wirth at 202-551-7127 with any questions.

Sincerely,

Division of Corporation Finance
Office of Trade & Services

cc: Thomas E. Puzzo